Exhibit 99.1

Press Release

HARVEST ANNOUNCES 2012 YEAR END RESULTS AND RESERVES INFORMATION

CALGARY, ALBERTA – FEBRUARY 28, 2013: Harvest Operations Corp. (Harvest or the Company) (TSX: HTE.DB.E, HTE.DB.F and HTE.DB.G) announces its financial and operating results for the fourth quarter and full year ended December 31, 2012. This press release is an overview of the operations, current financial position and outlook for Harvest and should be read with the audited consolidated financial statements, notes and Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2012 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

2012 HIGHLIGHTS

  Cash contribution from the Upstream and Downstream operations totaled $540 million, a $71 million decrease from 2011. The 12% decline was attributable to Upstream’s decreased operating netback due to lower average realized prices.

  As of December 31, 2012, Harvest’s total proved plus probable (P+P) reserves base was 494 MMBoe, flat from 2011.

  Net loss for 2012 increased to $720 million from 2011. The significant increase was mainly due to a $563 million of impairment charge against the refinery’s property, plant and equipment.

  Upstream production volumes for the year 2012 averaged 59,327 boe/d, a 4% increase compared to 2011.

  Operating netback prior to hedging for 2012 was $28.46/boe, a decrease of $6.08/boe or 18% from 2011, reflecting lower realized prices.

  The 2012 average realized price prior to hedging of $53.60/boe decreased 14% from 2011, consistent with downward movement in commodity prices in 2012.

  Upstream operations capital additions of $445 million for the full year 2012 were 30% lower compared to 2011 reflecting a moderate capital program. Upstream capital spending included the drilling of 116.0 gross (100.9 net) wells with a success rate of approximately 99%.

  During the fourth quarter of 2012, Harvest disposed of certain non-core producing properties in Saskatchewan and Alberta for proceeds of $88 million which have been used to reduce Harvest bank debt.

  Capital additions for the BlackGold oil sands project (BlackGold) totaled $164 million for the year reflecting a 62% increase as construction of the central processing facility commenced in 2012. Additionally, Harvest drilled 15.0 Steam Assisted Gravity Drainage (SAGD) well pairs.

  The BlackGold engineering, procurement and construction (EPC) contract was amended to reflect $520 million of expected net costs.

  Throughput in our Downstream operations averaged 103,355 bbl/d for the year, an increase of 35,309 bbl/d compared to 2011, reflective of a plant turnaround. The gross refining margin was $184 million for the year, an increase of $57 million from 2011.

  Downstream 2012 capital spending was $54 million, a decrease of $230 million from 2011 as there was no major turnaround performed during 2012.

  In early 2012, Harvest and its Board of Directors welcomed Mr. Myunghuhn Yi as President & CEO.

  Harvest completed its exchange offer of the registered 67/8% Senior Notes due 2017 for the same principal amount of outstanding unregistered 67/8% Senior Notes due 2017 with 100% of the notes being exchanged.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	February 28, 2013

  A subordinated loan agreement with ANKOR, a subsidiary of Korea National Oil Corporation (KNOC), was executed to borrow US$170 million at a fixed interest rate of 4.62% per annum with no payments of principal or interest required before maturity on October 2, 2017.

  In September, Harvest redeemed the remaining $107 million of its outstanding 6.40% series of convertible debentures due October 31, 2012 resulting in a nominal gain.

  Today, the Harvest Board of Directors accepted the resignation of one of our directors from KNOC, Mr. Kang-Hyun Shin.

FINANCIAL & OPERATING HIGHLIGHTS

	Three Months Ended		Year Ended
	December 31		December 31
C$ Millions unless otherwise stated	2012	2011	2012	2011
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	58,228	61,324	59,327	57,161
Average realized price
Oil and NGLs ($/bbl)(2)	68.50	84.82	72.39	79.60
Gas ($/mcf)	3.44	3.42	2.58	3.83
Operating netback prior to hedging ($/boe)(1)	30.61	36.57	28.46	34.54
Operating income (loss)	36.1	37.0	(12.7)	111.2
Cash contribution from operations(1)	160.4	193.7	581.9	661.0

Capital asset additions (excluding acquisitions)	87.8	148.8	445.2	632.2
Property and business acquisitions (dispositions), net	(78.4)	(8.0)	(87.2)	505.3
Net wells drilled	12.8	39.4	100.9	202.3
Net undeveloped land additions (acres)(3)	39,543	19,549	131,394	387,754
BLACKGOLD OIL SANDS
Capital asset additions	44.4	30.8	164.1	101.2
Net wells drilled	4.0	–	30.0	12.0
DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	114,065	89,468	103,355	68,046
Average refining margin (loss) (US$/bbl)(1)	6.43	(4.11)	4.87	5.15
Operating loss	(593.4)	(124.7)	(706.8)	(140.6)
Cash deficiency from operations(1)	(3.0)	(97.9)	(41.7)	(49.7)
Capital asset additions	21.5	37.5	54.2	284.2
(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in the MD&A.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Includes lands acquired in business combinations.

YEAR END MESSAGE TO STAKEHOLDERS

2012 has been a year of evolution for Harvest. In January, Harvest welcomed Mr. Myunghuhn Yi as President and CEO. Mr. Yi has been on the Harvest Board of Directors since 2010 and had previously held the position of CEO for a U.S. subsidiary of KNOC. Under the leadership of Mr. Yi, we continued to develop key projects, focused on successfully delivering on our operational targets and concentrating on our oil-weighted asset base.

As Canadian crude and natural gas prices continued to be discounted in a saturated North American market, our management team has taken steps to reposition our asset base. To concentrate our activities on high impact properties we reorganized our assets teams and committed to divest selected non-core assets. In the fourth quarter of 2012, Harvest successfully disposed of properties for proceeds of $88 million representing 1,250 boe/d of production, 3.1 MMboe of proved and 404 MMboe of (P+P) reserves. Proceeds from the divestment program have been used for debt reduction with consideration to use a portion of the proceeds for strategic acquisitions as they become available. Harvest has built a meaningful portfolio of sustainable prospects and believes a more focused development strategy will create the best value for our stakeholders.

The Downstream operations improved compared to the prior year as the average throughput rate of 103,355 bbl/d for 2012 was 52% higher. During 2012 we did experience operational challenges as an exchanger leak on the amine unit resulted in a two week reduction of crude throughput to approximately 80,000 bbl/d. Additionally, due to operational issues with the sulphur recovery unit, we experienced an unplanned outage of all refinery units for approximately three weeks. As operational issues were corrected, we exited 2012 with throughput rates close to the 115,000 bbl/d nameplate capacity.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 5	February 28, 2013

As we exited 2012 we were pleased with overall operations with cash contributions from operations totaling $157 million and $540 million for the fourth quarter and full year, a change of 64% and (12%) from 2011, respectively. As we move forward into 2013, we will continue to develop and define our core operating areas centered on drilling 75 gross wells, focus on reserves recovery optimization, cost reduction initiatives and continue divestment of non-core assets.

RESERVES SUMMARY

Harvest’s reserves for the year ended December 31, 2012 were evaluated in accordance with National Instrument 51-101 (NI 51-101) by the independent reserve evaluators GLJ Petroleum Consultants Ltd. (GLJ) and McDaniel & Associates Consultants Ltd. (McDaniel). The complete reserves disclosure required under NI 51-101 will be filed on SEDAR (www.sedar.com) on or before March 30, 2013.

The following table is a summary, as at December 31, 2012, of Harvest’s petroleum and natural gas reserves as evaluated by GLJ and McDaniel. It is important to note that these estimates are subject to positive and negative revisions as additional reservoir and production information becomes available. These reserves attributed to Harvest are based on judgments regarding future events therefore actual results will vary and the variations may be material. Reserves information may not add due to rounding.

Summary of Oil & Gas Reserves (Gross)
Forecast Prices and Costs - As of December 31, 2012

	Light and		Bitumen		Natural Gas	Total Oil
Reserves Category	Medium Oil	Heavy Oil	(BlackGold)	Natural Gas	Liquids	Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMboe)
Proved
Developed Producing	34.8	42.0	0	220.2	10.6	124.0
Developed Non-Producing	1.9	1.3	0	13.3	0.4	5.9
Undeveloped	3.4	7.2	94.1	82.6	4.0	122.4
Total Proved	40.1	50.5	94.1	316.1	15.0	252.3
Probable	18.7	22.8	165.1	153.9	9.3	241.5
Total Proved + Probable	58.8	73.3	259.2	470.0	24.3	493.8

As of December 31, 2012, Harvest’s total P+P reserves base was 493.8 MMBoe, essentially flat from the 505.0 MMBoe at December 31, 2011. We have replaced 42% our production on a proved basis and replaced 88% of reserves on P+P basis. Based on 2012 average production, Harvest has a P+P reserve life index of 22.9 years.

UPSTREAM

During 2012, our Upstream operations remained active and successfully met our targets with full year average production of 59,327 boe/d. Harvest drilled a total of 116 gross wells with an overall success rate of 99%. Of the total wells drilled in 2012, Harvest drilled 96 gross oil wells, 9 gross gas wells, 10 gross service wells and 1 gross dry and abandoned well.

In Hay River, Harvest drilled 31 gross wells pursuing heavy oil in the Bluesky formation, including 22 producing, 8 injection and 1 source water wells. The Company’s remaining heavy oil drilling program included 25 gross wells in our Heavy Oil and Provost areas. At Red Earth, Harvest drilled 13 gross wells into the Slave Point and Gilwood light oil formations which were generally completed using multi-stage fracturing technology. At the Peace Arch and Cecil Areas, Harvest drilled 6 gross oil wells in the Charlie Lake formation. Other active oil drilling areas included Kindersley (Eagle Lake) and southeast Saskatchewan where 21 gross wells were drilled. In Garrington, Wilson Creek, Willesden Green, St. Anne, Rosevear and Waskahigan, Harvest drilled 11 gross wells pursuing a variety of formations and well types. Harvest also drilled 5 gross deep, multi-stage fractured, liquids rich gas wells in the Falher formations in the Deep Basin area.

Consistent with our industry, commodity price volatility continues to be challenging. Due to increased production of oil and gas in North America, the high levels of inventory have reduced commodity prices and widened crude oil differentials, resulting in lower realized oil and gas prices in Canada. Additional discounts are incurred as heavy oil differentials fluctuate due to a combination of factors including constrained pipeline capacity to deliver heavy crude to U.S. markets and seasonal demand. In order to mitigate the risk of fluctuating cash flows due to crude oil price volatility, Harvest entered into fixed-for-floating swaps which settled during 2012. The impact of this hedging activity resulted in an increase of $6.54/bbl in Harvest’s realized light to medium oil price in the fourth quarter of 2012 and an increase of $5.83/bbl for the year ended December 31, 2012.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 5	February 28, 2013

Harvest continues to remain well positioned for success in 2013. In the short term, we see ongoing attractive development opportunities even at lower than expected commodity prices with our horizontal drilling at Hay River as well as our liquids-rich natural gas opportunities in the Deep Basin of west central Alberta. Approximately 61% of the 2013 Upstream capital budget of $300 million will be allocated to drilling activities. As Harvest balances sources of cash flow and uses of cash flow, the Upstream has a conservative capital budget for 2013 as BlackGold requires more capital than in previous years due to facility construction. Full year production in 2013 is expected to average 53,500 boe/d reflecting 2012 asset dispositions and the conservative 2013 Upstream capital spending program.

BLACKGOLD

Capital spending increased 62% to $164 million for the full year 2012. The increase in capital spending was driven by the drilling of both well pads consisting of 15 well pairs of SAGD producer and injector wells. During 2012, Harvest invested $93.1 million on the EPC of the central processing facility. As at December 31, 2012, the engineering and procurement portion of the contract relating to the central processing facility is approximately 83% complete and the facility construction portion of the contract is approximately 43% complete.

The capital requirements for BlackGold are intensive in 2013 due to facility construction. The BlackGold 2013 capital budget is $315 million of which 73% is allocated to the construction of the 10,000 bbl/d Phase 1 central processing facility. First steam and oil production from BlackGold is expected in 2014. ERCB approval for an additional 20,000 bbl/d Phase 2 of the project is anticipated in 2013.

DOWNSTREAM

The refining gross margin for 2012 was $184 million, a significant increase from $127 million in 2011. The refining gross margin for the three months ended December 31, 2012 improved significantly by US$10.54/bbl from the prior year due to decreased feedstock costs. Prior to 2012, purchases of feedstock through the supply and offtake agreement (SOA) included an adjustment which benchmarked to WTI pricing to better match refined product prices. As the WTI-Brent differential widened, using WTI as a benchmark no longer matched refined product prices and negatively impacted gross margins resulting in the removal of the pricing adjustment and lower feedstock costs in the fourth quarter of 2012. Full year gross margin averaged US$4.87/bbl for 2012, a 5% decrease from 2011 due to reduced sour crude differential, offset by increased product prices.

Capital spending during 2012 totaled $54.2 million a substantial decrease of $230 million compared to 2011 due to a challenging economic environment and an extended planned maintenance shutdown occurring in 2011. During 2012, an impairment test for the Downstream business was completed using the value-in-use (VIU) calculation. The impairment test concluded that $563 million of impairment against the refinery was necessary. The VIU calculation used the net present value of future cash flows and a pre-tax discount rate of 16%.

The 2013 capital budget for the Downstream operations is $118 million. A scheduled refinery turnaround in the second half of 2013 will utilize 68% of the budget with the remainder allocated to sustaining and reliability improvement projects. Including the scheduled turnaround days, 2013 throughput volume is anticipated to average 93,600 bbl/d, with operating costs and purchased energy costs aggregating to approximately $7.00/bbl.

CORPORATE

In August, Harvest completed its offer to exchange US$500 million in aggregate principal amount of its 67/8% Senior Notes that had been registered under the United States Securities Act of 1933, as amended, for the same principal amount of outstanding unregistered 67/8% Senior Notes with 100% of the notes being exchanged. The terms of the exchanged notes are substantially identical but with the new registered having greater transferability.

Also in August, Harvest entered into a subordinated loan agreement with ANKOR, a subsidiary of KNOC, to borrow US$170 million at a fixed interest rate of 4.62% per annum. No payments of principal or interest are required before maturity on October 2, 2017. Shortly after, in September, Harvest redeemed the outstanding 6.40% series of convertible debentures for $106.8 million.

On September 30, 2013, Harvest’s 7.25% convertible debentures (TSX: HTE.DB.E) will mature in the amount of $330.5 million. Harvest anticipates refinancing the debentures with the objectives of extending the debt repayment horizon and to lower future interest expenses.

Today, we announce today that Mr. Kang-Hyun Shin, one of our directors from KNOC, has resigned as a director. Harvest and our Board of Directors would like to thank Mr. Shin for his contribution to our Company for the past two years.

HARVEST PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation (KNOC). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with the exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments. Harvest's outstanding debentures are traded on the TSX under the symbols HTE.DB.E, HTE.DB.F and HTE.DB.G.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	February 28, 2013

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.

Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; risks associated with refining and marketing operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in our regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in the MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this press release may include, but are not limited to, the forward looking statements made throughout this press release with reference to the following items to future periods: production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, general and administrative costs, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, refinery utilization and reliability rates, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval and development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

The forward-looking information in the press release is provided with the objective to share with stakeholders management’s expectations for 2013 operating levels, key expenses in the Upstream and Downstream segments and major cash outflows in 2013. The guidance information provided is consistent with the Company’s current budget information. Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

INVESTOR & MEDIA CONTACTS:	CORPORATE HEAD OFFICE:
Investor Relations	Harvest Operations Corporation
Toll Free Investor Mailbox: (866) 666-1178	2100, 330 – 5th Avenue S.W.
Email: information@harvestenergy.ca	Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca	Phone: (403) 265-1178